19010701

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-423666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 3/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Garbacz — 314-991-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63305
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel Garbacz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Garbacz Group, Inc., as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LAURA M. MARSH
My Commission Expires
June 3, 2022
Warren County
Commission #14432644

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Garbacz Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc. as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Garbacz Group, Inc. as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Garbacz Group, Inc.'s management. Our responsibility is to express an opinion on The Garbacz Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Garbacz Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

We have served as The Garbacz Group, Inc.'s auditor since 2019.
Chesterfield, MO
June 25, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Cash and cash equivalents			$	160,819
Securities				28,612
Commissions receivable				20,017
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $35,346				15,078
Other assets:				
Deposit	$	25,034		
Deferred Tax Asset		2,748		
Prepaid expenses		10,405		38,187
Total assets			$	262,713

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Accounts payable			$	353
Accrued income taxes				0
Accrued retirement plan contribution (Note 8)				3,426
Accrued salaries				6,566
Total liabilities			$	10,346
Stockholder's equity:				
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$	25,000		
Accumulated Other Comprehensive Income		(1,128)		
Retained earnings		228,495		252,367
Total liabilities and stockholder's equity			$	262,713

See accompanying notes and independent auditors' report.

NOTE 1 - DESCRIPTION OF BUSINESS:

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using the straight-line method. Depreciation for the year ended March 31, 2019, is $6,484. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment, Furniture and Fixtures	3-7 Years	$50,424	$33,346

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended March 31, 2019, was $11,950. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs have been made.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

In May 2014 the financial accounting standards board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted the standard to which there was no significant impact to its financial position, results of operations and related disclosures.

NOTE 4 – INCOME TAXES:

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2015.

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

Income taxes benefit (expense) consists of the following components:

Federal and State Income tax refund	$6,815
Deferred	2,748
	$9,563

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2019, the Company had net capital and net capital requirements of approximately $223,367 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 0.046 to 1.00.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(ii) of Rule 15c3-3.

NOTE 7 – LEASES:

In February 2018, the Company renewed its lease agreement commencing July 1, 2018, through June 30, 2021. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

2019	24,277
2020	25,024
2021	12,699
	$ 62,000

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 8 – RETIREMENT PLAN CONTRIBUTION:

The Company maintains a profit-sharing plan and makes contributions for each eligible employee. A contribution of $3,426 was made for the current year.

NOTE 9 – FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned consists of Level 2 trading and investment securities at market value as of March 31, 2019:
US Treasury Securities $28,612.

At March 31, 2018, the Company did not have any level 1 or level 3 inputs.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through June 25, 2019, the date which the Financial Statements were issued.

NOTE 11 – COMMITMENTS AND CONTIGENCIES:

The Company has no commitments or contingencies that require disclosure through June 25, 2019, the date of the Independent Auditor's Report.

The GARBACZ GROUP™
Personal Money Management

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

The Garbacz Group, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15-c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended **March 31, 2019**.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: [signature]

Name: Daniel J. Garbacz

Title: President

The GARBACZ GROUP, Inc.
Member FINRA/SIPC

655 Craig Road Suite 104
Saint Louis, Missouri 63141
314.991.1303 ph
314.991.1505 fx

HOLT &
PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Garbacz Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Garbacz Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Garbacz Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) The Garbacz Group, Inc. stated that The Garbacz Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Garbacz Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Garbacz Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Chesterfield, MO

June 25, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101